Exhibit 99.2

Medigus Ltd.

Operating and Financial Review as of June 30, 2020, and for the six months then ended

The information contained in this section should be read in conjunction with (1) our unaudited interim condensed consolidated financial statements as of June 30, 2020, and for the six months then ended and related notes included in this report and (2) our audited consolidated financial statements as of December 31, 2019, and for the year then ended and related notes, which are embedded within our 2019 Form 20-F filed with the Securities and Exchange Commission on April 21, 2020, or the annual report, and the other information contained in such annual report. Factors that could cause our actual results in the future to differ from our expectations or projections include the risks and uncertainties relating to our business described in our annual report under the heading “Risk Factors”.

Overview

Our Israeli subsidiary, ScoutCam Ltd. and our Nevada subsidiary ScoutCam Inc. has developed a range of micro CMOS (complementary metal-oxide semiconductor) and CCD (charge-coupled device) video cameras, including micro ScoutCam™ 1.2. These innovative cameras are suitable for both medical and industrial applications. Based on its proprietary technology, the Subsidiary designs and manufactures endoscopy and micro camera systems for partner companies.

Reorganization - ScoutCam Ltd. was formed in Israel on January 3, 2019, as a wholly owned subsidiary of Medigus, and commenced operations on March 1, 2019. ScoutCam was incorporated as part of the reorganization of Medigus, which was designed to distinguish ScoutCam’s miniaturized imaging business, or the micro ScoutCam™ portfolio, from Medigus’ other operations and to enable Medigus to form a separate business unit with dedicated resources focused on the promotion of such technology. In December 2019, Medigus and ScoutCam consummated an Amended and Restated Asset Transfer Agreement, effective March 1, 2019, which transferred and assigned certain assets and intellectual property rights related to its miniaturized imaging business. On March 1, 2019, 12 employees moved from Medigus to ScoutCam. The vast majority of these employees were from the Production and R&D departments. Therefore, their transfer caused large changes in the data of these two line items.

In addition, we have been engaged in the development, production and marketing of innovative surgical devices with direct visualization capabilities for the treatment of Gastroesophageal Reflux Disease, or GERD, a common ailment, which is predominantly treated by medical therapy (e.g. proton pump inhibitors) or in chronic cases, conventional open or laparoscopic surgery. Our board of directors has determined to examine potential opportunities to sell our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology.

To date, substantially material portion of our revenues have derived from our micro ScoutCam™ portfolio for use within the medical and industrial fields.

Recent business events and key milestones in the development of our business, include the following:

L-1 Systems Ltd.

On April 27, 2020, we entered into a collaboration agreement with L-1 Systems Ltd. or L-1 Systems, a private company, for the joint commercialization of various COVID-19 related products such as serological test kits and face masks. The agreement provides that we shall have the option to provide working capital /financing in connection with the distribution of COVID-19 related products and stipulates profit share arrangements between the Company and L-1 Systems. Under the agreement, we shall be entitled to receive 5% of profits from sale, 50% of profits in the event that we facilitated the transaction, and in the event that we provided working capital financing in connection with a sale, a profit share proportionate to the extent of the financing.

On May 13, 2020, we and L-1 Systems signed an amendment to the agreement, stipulating 50% profit share arrangements between the parties with respect to sales deriving from the distribution of Life-Can Pandemic Response Ventilators in Mexico.

Elbit Systems Land Ltd.

On May 6, 2020, we entered into a distribution agreement with Elbit Systems Land Ltd., or ESL, pursuant to which we received an exclusive license for a period of one year to distribute Life-Can Pandemic Response Ventilators in Mexico. In consideration for the distribution license, we are obligated to purchase the ventilators solely from ESL in accordance with ESL’s standard terms and conditions.

ScoutCam Inc., Investment

On May 19, 2020, we announced that ScoutCam (OTC:SCTC), our subsidiary, entered into and consummated a securities purchase agreement with M. Arkin (1999) Ltd. in connection with an investment of $2,000,000.

Underwriting Agreement, dated May 19, 2020

On May 19, 2020, we entered into an underwriting agreement with ThinkEquity, a division of Fordham Financial Management, or the Underwriter, pursuant to which the Company agreed to sell to the Underwriter in a firm commitment public offering: (i) 575,001 ADSs for a public offering price of $1.50 per ADS, and (ii) 2,758,333 pre-funded warrants to purchase one ADS at a public offering price of $1.499, with an exercise price of $0.001.

Conversion of ScoutCam Credit Line

On June 23, 2020, we entered into and consummated a Side Letter Agreement with ScoutCam, whereby the parties agreed to convert, at a conversion price of $0.484, an outstanding line of credit previously extended by us to ScoutCam, which as of the date hereof is $381,136, into (i) 787,471 shares of ScoutCam’s common stock, par value $0.001 per share, or the Common Stock, (ii) warrants to purchase 393,736 shares of Common Stock with an exercise price of $0.595, and (iii) warrants to purchase 787,471 shares of Common Stock with an exercise price of $0.893.

GERD Patent Infringement Litigation

On July 13, 2020, GERD IP, Inc., a Delaware Corporation and subsidiary of Medigus filed a complaint with the Delaware District Court Alleging infringement of two of its proprietary patents issued by the United States Patent and Trademark Office.

Polyrizon Ltd.

On July 15, 2020, we entered into a reseller agreement with Polyrizon Ltd. or Polyrizon, a private company engaged in developing biological gels for the purpose of protecting patients against biological threats, and preventing intrusion of allergens and viruses through the upper airways and eye cavities. As part of the reseller agreement we received an exclusive global license to resell the Polyrizon products, focusing on a unique Biogel for the protection from COVID-19 virus. The term of the license will be for four years, commencing upon receipt of sufficient FDA approvals for the lawful marketing and sale of the products globally. We shall have the right to purchase the Polyrizon products on a cost plus 15% basis for the purpose of reselling the products worldwide. In consideration for the license, Polyrizon shall be entitled to receive annual royalty payments equal to 10% of our annualized operating profit arising from the sale of the products.

In addition, On July 15, 2020, we and Polyrizon signed an ordinary share purchase agreement. The agreement includes investment of $10,000 and a loan of $94,000 that will be extended to Polyrizon. As such, we were issued shares representing 19.9% of the issued and outstanding share capital of Polyrizon, on a fully diluted basis excluding outstanding deferred shares. In addition, we were granted the option, exercisable at our sole discretion, to invest an additional investment amount of $1,000,000, in consideration for shares of Polyrizon such that following the additional investment, we will own 51% of Polyrizon on a fully diluted basis excluding outstanding deferred shares. The options is exercisable until the earlier of April 23, 2023 or the consummation by Polyrizon of equity financing of at least $500,000 based on a pre-money valuation of at least $10,000,000.

Revenues

Revenues for the six months ended June 30, 2020, were $73,000, a decrease of $71,000, or 49%, compared to $144,000 for the six months ended June 30, 2019.

The decrease in revenues was primarily due to the fact that during the six month ended June 30, 2019, we recorded revenues for services provided to a customer in the amount of approximately $85,000 (see ‘Customer A’ in note 18d to our financial statements for the year ended December 31, 2019). We did not receive any revenue from services from this customer during the six months ended June 30, 2020.

Cost of revenues and inventory impairment

Cost of revenues for the six months ended June 30, 2020, was $276,000, an increase of $34,000, or 14%, compared to cost of revenues and inventory impairment of $242,000 for the six months ended June 30, 2019. The increase was primarily due to an increase in payroll expenses and allocation of other expenses, as result of the Reorganization (as described under “Overview”) and allocating employees’ salaries from research and development line item to the cost of revenues line item due to the nature of their current work and as a result of hiring additional employees.

Gross Loss

Gross loss for the six months ended June 30, 2020, was $203,000, an increase of $105,000, compared to gross loss of $98,000 for the six months ended June 30, 2019. The increase was primarily due to the reasons mentioned above.

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2020, were $356,000, a decrease of $115,000, or 24%, compared to $471,000 for the six months ended June 30, 2019. The decrease was primarily due to the Company’s decision to cease the MUSE™ operation which resulted mainly by decrease on salary expenses as result of the Reorganization (as described under “Overview”) and allocating employees’ salaries from research and development line item to the cost of revenues line item due to the nature of their current work.

Sales and Marketing Expenses

Sales and marketing expenses for the six months ended June 30, 2020, were $213,000, a decrease of $19,000, or 8%, compared to $232,000 for the six months ended June 30, 2019.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2020, were $2,639,000, an increase of $1,471,000, or 126%, compared to $1,168,000 for the six months ended June 30, 2019. The majority of the increase was due to increase in general and administrative expenses of Subsidiary. The increase was primarily due to an increase in payroll expenses, as a result of an increase in share based compensation, the hiring of additional employees and an increase in professional services. The increase in professional services are a result of the reorganization, following which ScoutCam began to operate as an independent company and business unit.

Net change in fair value of financial assets at fair value through profit or loss

On June 19, 2019 the Company signed an agreement with Gix Internet Ltd. (formerly known as Algomizer Ltd.) and its subsidiary Linkury Ltd. (together the “Gix Group”), for an investment of approximately $5 million in Gix Group (the “Investment Agreement”). The investment was subject to certain closing conditions, which were met on September 3, 2019 (“Closing Date”). As part of the Investment Agreement the Company received financial assets that are measured at fair value through profit or loss. For additional information please see note 4 to our financial statements for the year ended December 31, 2019. On six months ended June 30,2020 we recognized loss of $307,000 from net change in fair value of these financial assets (see note 3 to our interim condensed consolidated financial statements as of June 30, 2020).

On February 18, 2020, we purchased 2,284,865 shares of Matomy Media Group Ltd. (“Matomy”), which represents 2.32% of its issued and outstanding share capital. On March 24, 2020 we completed an additional purchase of 22,326,246 shares of Matomy, raising our aggregate holdings in Matomy to 24.99%. of Matomy’s issued and outstanding share capital and achieved a significant influence in Matomy. As a consequence, the Company gained significant influence over this investment and the investment was reclassified from a financial asset at fair value through profit or loss to an associate. From February 18, 2020 untill March 24, 2020 we recognized loss of $16,000 from net change in fair value of this financial assets.

Share of net loss of accounted for using the equity method

As described above we invested in Gix Internet Ltd. and Matomy Ltd. These investments are accounted for using the equity method. Share of net loss of accounted for using the equity method we recognized at six months ended June 30, 2020 was $138,000.

Amortization of excess purchase price of an associate

Upon acquisition by the Company of the Matomy shares, the difference between the cost of the investment and Medigus’ share of the net fair value of the Matomy’s equity’ amounted to $546,000 was listed in the consolidated statements of loss and comprehensive loss as amortization of excess purchase price of an associate. For more information see note 4 to our interim condensed consolidated financial statements as of June 30, 2020.

Operating loss

We incurred an operating loss of $4,418,000 for the six months ended June 30, 2020, an increase of $2,449,000, or 124%, compared to operating loss of $1,969,000 for the six months ended June 30, 2019. The increase was primarily due to the reasons mentioned above.

Change in Fair Value of Warrants Issued to Investors

Profit from change in the fair value of warrants issued to investors for the six months ended June 30, 2020, was $789,000, an increase of $782,000, compared to profit of $7,000 for the six months ended June 30, 2019.

Warrants issued to investors classified as either liabilities or as part of the shareholders’ equity based on the accounting guidance established in connection with the rights attached to the warrants. The warrants that were classified as liabilities due to a cashless exercise mechanism are subject to adjustment to fair value each balance sheet cut-off date. This adjustment is presented separately within the consolidated statement of loss and other comprehensive loss.

Loss for the period

We incurred a loss of $3,599,000 or negative $0.04 per basic and diluted ordinary share for the six months ended June 30, 2020, an increase of $1,795,000, compared to a loss of $1,804,000 or negative $0.02 per basic and diluted ordinary share, for the six months ended June 30, 2019.

Cash flows:

The company together with its subsidiaries held approximately $10.2 million in cash and cash equivalents as of June 30, 2020.

Net cash used in operating activities was approximately $2.9 million for the six months ended June 30, 2020, compared to net cash used in operating activities of approximately $2 million for the six months ended June 30, 2019.

Net cash used in investing activities was approximately $1.9 million for the six months ended June 30, 2020 and consisted primarily of payment for acquisition of shares of Matomy Ltd. and purchase of property and equipment.

Net cash generated from financing activities was approximately $7.8 million for the six months ended June 30, 2020 and consisted primarily of proceeds from issuance of shares and warrants of the Company, net of issuances costs of $4.5 million, from exercise of Company’s warrants, net of issuances costs of $600,000 and proceeds from issuance of shares and warrants of the Subsidiary, net of issuances costs of $2.8 million.

5